Company Presentation February 2026

Disclaimer This presentation has been prepared by NovaBridge Biosciences (the “Company”) solely for informational purposes. Certain of the information included herein was obtained from various sources, including certain third parties, and has not been independently verified by the Company. 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These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, ragistomig, uliledlimab and VIS-101; the reliability and reproducibility of comparative clinical data; the projected development and advancement of the Company’s portfolio and anticipated clinical milestones, results and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma, cholangiocarcinoma, neovascular age-related macular degeneration and diabetic macular edema; the market opportunity and the Company’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, ragistomig, uliledlimab and VIS-101; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; and the Company’s expectations regarding its anticipated cash runway and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in the Company’s most recent annual report on Form 20-F and the Company’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Company Overview & Highlights

# Our Evolution to Pioneer the Next Frontier in Global Innovation

NovaBridge

## 1.0 Clinical-stage China Biotech

**2020-2023**

- Immuno-oncology
  Autoimmune disorders
- 11 assets
  CD47 mAb / CD73 mAb / αGM-CSF
- Fast-to-market China strategy
  Fast-to-PoC global strategy

**Pivot & Focus Asset-based Model**

## 2.0 Clinical-stage US Biotech

**2023-2025**

- Precision immune-oncology
- 3 assets
  CLDN18.2x4-1BB bsAb / PD-L1x4-1BB bsAb / CD73 mAb
- Fast-to-market ex-China strategy

**Global Vision Platform Model**

## 3.0 Global Biotechnology Platform

**2025 onwards**

- Therapeutic area-agnostic
- 4 assets
  CLDN18.2x4-1BB bsAb / VEGFxAng-2 bsAb / PD-L1x4-1BB bsAb / CD73 mAb
- Global business development strategy
  Fast-to-PoC global strategy

3

*Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; PoC = Proof of Concept; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin18.2*

We Are a Hub-and-Spoke Gateway Connecting Global Markets We are the FIRST and ONLY listed hub-and-spoke platform specializing in bridging Asian innovation to the global markets Existing Partners Co-Co collaboration Acquisitions NewCo Licensing in/out … Business Development Capability (BD-in and BD-out) Clinical Development Capability More Other Potential Partners

# Our Platform-based Business Model

NovaBridge

## Driving Accelerated Development and Value Creation of Innovations in a Quality-oriented and Cross-therapeutic Approach

### Emerging innovation for asset sourcing

Deeply rooted in emerging innovation ecosystem for long-time, with incomparable understanding of team capabilities and quality of assets from local innovators

### Accelerate innovative asset development with at scale value creation

**Oncology Co**

- Givastomig ( CLDN18.2 x 4-1BB bsAb )
- Ragistomig ( PD-L1 x 4-1BB bsAb )
- Uliledlimab ( CD73 mAb )
- …

**Ophthal Co**

- VIS-101 ( VEGF x Ang-2 bsAb )
- …

**Future New Co**

- …

**NovaBridge Platform**

Scientific Translation + Clinical De-risking

### Attractive exit/spin-off

Strong exit through acquisition or robust options of financing to fuel continued growth and value creation

*Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2*

5

# Our Platform-based Business Model (Cont'd)

## Focusing on the Most Significant Value Creation Step along the Biopharma Innovation Value Chain

Discovery → Pre-clinical development → Clinical PoC → Late phase development → Registration → Commerciali-zation

**Asset value**

Not our focus:

- Increasingly commoditized activities within emerging markets' highly active discovery and pre-clinical innovation ecosystem

### 5-10X value creation

- Acquire **early-stage assets (clinical and IND-enabling)** with well-defined PoC pathway
- Leverage deep **translation expertise** to unleash asset competitiveness with the right development strategy
- Drive assets efficiently to **clinical POC** with NovaBridge's scientific underwriting and resource orchestration capabilities

### 2-3X value creation

- **Selectively engage in late-stage development,** leveraging NovaBridge's world-class clinical execution capabilities and scale / efficiency of China's clinical infrastructure
- Maintain **flexibility for strategic collaborations**

Not our focus:

- Global commercialization predominantly driven by established MNCs with deep commercial networks and sales infrastructures

**Givastomig**

- Partnered with ablbio at preclinical stage
- Built oncology team with deep GEC expertise

- Accelerated PoC in mono / combo 1L therapies
- Achieved efficacy and safety in Ph1b trials
- Patient recruitment rate outpaced global benchmark

**VIS-101**

- Partnered with AskGene PHARMA at early clinical stage
- Second-in-market, potential BIC in wet AMD / DME

- Completed Ph1 trials for wet AMD and DME; ongoing Ph2 trials in wet AMD
- Final Ph2 readout in 4Q25

Core value creation step of NovaBridge model

Extended value creation step of NovaBridge model

6

# Our Expanding Pipeline — Four Clinical-stage Assets

NovaBridge

| CATE-GORY | ASSET | TARGET | MODALITY | INDICATION(S) | REGIMEN | PRECLINICAL / IND-ENABLING | PHASE 1 | PHASE 2 | REGISTRATIONAL/ PHASE 3 | NCT # | MILESTONES | PARTNER | RIGHTS |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oncology | ★ Givastomig[1,2] | CLDN18.2 x 4-1BB | bsAb | 1L GEA | Giva + Chemo + Nivo vs. Chemo + Nivo | *CLDN18.2 Positive[3]* | | | | / | Phase 2 FPI Q1 2026 | ablbio | Global (ex-Greater China, ex-South Korea) |
| | | | | | Giva + Chemo + Nivo | *CLDN18.2 Positive[4]* | | | | NCT04900818 | Phase 1b Topline data Jan-2026 | | |
| | | | | | Giva + Chemo ± Nivo | *CLDN18.2 Low / PD-L1 Low* | | | | | Phase 1b FPI Q4 2025 | | |
| | | | | 1L BTC | Giva + Chemo + CPI | *CLDN18.2 Positive* | | | | | Phase 1b FPI 1H 2026 | | |
| | | | | 1L PDAC | Giva + Chemo | *CLDN18.2 Positive* | | | | | Phase 1b FPI 1H 2026 | | |
| | Ragistomig[1] | PD-L1 x 4-1BB | bsAb | Solid Tumors | Ragi + PD-(L)1 | | | | | NCT04762641 | Phase 1b Topline data 2H 2026 | | |
| | Uliledlimab | CD73 | mAb | NSCLC | Uli + PD-(L)1 ± Chemo | | | | | NCT06984588 | Phase 1b/2 PFS data 2H 2026[5] | 天境生物 TJ BIOPHARMA | Global (ex-Greater China) |
| Ophthalmology | VIS-101 | VEGF x ANG-2 | bsAb | Wet AMD | Mono | | | | | NCT05456828 | Phase 2 Data readout Q1 2026 | EVEREST MEDICINES 云顶新耀; AffaMed Therapeutics; AskGene | Global (ex-Greater China) |
| | | | | DME | Mono | | | | | NCT05940428 | / | | |

Ongoing Clinical Trials　Clinical Trials to be Initiated　★ Core Product

1. *Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503)*
2. *BMS agreed to grant us the license to use, and manufacture and supply for use of nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig's combination with nivolumab and mFOLFOX6*
3. *Submitted the protocol of this Phase 2 clinical trial to the U.S. FDA in August 2025 and did not receive any objections or concerns from the U.S. FDA, and expect to commence this Phase 2 trial in the first quarter of 2026*
4. *Including a completed Phase 1 clinical trial of givastomig as a monotherapy in CLDN18.2-positive (defined as membrane intensity score of ≥1+ on ≥1% of tumor cells) patients with advanced or metastatic solid tumors*
5. *Trial conducted by TJ Biopharma, NCT04322006*

*Notes: mAb = monoclonal antibody; bsAb = bispecific antibody; 1L = first line; nivo = nivolumab; tori = toripalimab (TUOYI®); CPI = checkpoint inhibitor; GEA = gastroesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; Wet AMD = wet age-related macular degeneration; DME = diabetic macular edema; FPI = first patient in; PD-(L)1 = inhibitors of PD-L1 or PD-1; CLDN18.2 = Claudin18.2;CLDN18.2 Low = CLDN18.2 < 75%; PD-L1 Low = CPS < 1*

7

Visionary and Seasoned Management Team We assembled a seasoned management team composed of industry veterans with extensive regional and functional expertise Years of Industry Experience # 12 Wei Fu Director and Executive Chairman of our Board 25 Sean Fu PhD, MBA Chief Executive Officer Phillip Dennis MD, PhD Chief Medical Officer 28 Kyler Lei Chief Financial Officer 8 Sean Cao PhD Chief Business Development Officer 29 Claire Xu MD, PhD Senior Vice President, Clinical Development 18

Oncology Program Givastomig Claudin 18.2 X 4-1BB bsAb with Best-in-Class Potential

# Significant Unmet Need in Gastric Cancer with Limited Treatment Options

**5th most common cancer** with ~250k patients globally and **4th leading cause of cancer mortality worldwide**[1]

**Over 60% of patients** are **diagnosed at an advanced or metastatic stage**[2], where prognosis is poor

Despite approved therapies, **5-year survival rates are only ~7%**[2]

Growing market with **$12Bn in sales expected by 2030**[3]

## Current 1L Standards of Care Leave Significant Room for Improvement[4]



ORR – (%)
CHECKMATE-649
37%
47%
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
40%
40%
mFOLFOX6
Zolbetuximab + mFOLFOX6
mPFS – (months)
CHECKMATE-649
6.9
7.7
mFOLFOX6 or CapeOX
Nivolumab + mFOLFOX6 or CapeOX
SPOTLIGHT
8.7
10.6
mFOLFOX6
Zolbetuximab + mFOLFOX6

1. *Sung 2021; Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker*
2. *The American Cancer Society; based on patients diagnosed with metastatic gastric cancers between 2014 and 2020; https://doi.org/10.1016/j.ctarc.2024.100845*
3. *Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker*
4. *Study results included in FDA approval labels; CHECKMATE-649 used CapeOX in certain patients; comparisons are not based on data from head-to-head trials and are not direct comparisons*

*Notes: ORR = objective response rate; mPFS = median progression free survival; 1L = first line*

10

# Distribution of Claudin 18.2 Expression in Over 4,000 Gastric Cancer Patients

## Cut-Off of ≥1% CLDN18.2 Expression Doubles Number of Patients Eligible for Approved CLDN18.2-based Therapy

**Opportunity to expand and outperform other CLDN18.2 directed therapies[1]**



Approved Therapy Only Addresses Portion of the Population
Proportion of samples, %
30
25
20
15
10
5
0
27
0
8
4
2
3
2
2
1
2
1
2
1
3
3
2
7
7
3
6
16
0
1-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80-84
85-89
90-94
95-100
Range of cells with moderate-to-strong membranous CLDN18 staining

**Zolbetuximab: First Approved CLDN18.2 mAb for Gastric Cancer**

- **Limited to subset** of CLDN18.2-positivity **((IHC 2+ or 3+) ≥75%)**[2]
- Approved with chemotherapy alone (**80-90% of patients treated with I/O plus chemotherapy, not chemotherapy alone**)

**Significant Opportunity to Address Broad CLDN18.2 Market**

- High unmet need remains with approximately **half of CLDN18.2-positive patients ineligible** for approved therapy
- **Opportunity to differentiate** from existing approved therapy particularly in **GI toxicities**

1. *Shitara, K., Xu, RH., Ajani, J.A. et al. Global prevalence of claudin 18 isoform 2 in tumors of patients with locally advanced unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma. Gastric Cancer 27, 1058–1068 (2024)*
2. *VYLOY (zolbetuximab-clzb) FDA label*

*Notes: IHC = immunohistochemistry; GI = gastrointestinal; I/O = immuno-oncology; CLDN18.2 = Claudin 18.2; CLDN18 = Claudin 18.2 and Claudin 18.1*

11

# Givastomig: Broad Potential to Improve Standard-of-Care for Gastric Cancer and Other Solid Tumors

NovaBridge

**Unique Molecular Design Balances Anti-Tumor Efficacy and Safety**


CLDN18.2
4-1BB scFv

**Highly Potent CLDN18.2 mAb**

- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

**Silenced FC: IgG1 (N297A)**

- No ADCC or CDC
- Designed to minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

**Conditional 4-1 BB agonist**

- Localized T cell activation in TME leading to tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

NovaBridge

- Robust ORR and promising emerging PFS data observed
- Activity in all patients, including those with low PD-L1 and/or low CLDN18.2 expression
- Favorable safety profile underpins the 1L line potential and broad therapeutic window
- Well positioned with best-in-class potential to capture significant market opportunity in gastric cancer and beyond

*Revised from Nat Rev Clin Oncol. 2024 May;21(5):354-369*

*Notes: scFv = single chain Fragment-variable region; IgG1 = Immunoglobin G1; ADCC = antibody-dependent cell-mediated cytotoxicity; CDC = complement-dependent cytotoxicity; TME = tumor microenvironment; PFS = progression free survival; CLDN18.2 = Claudin 18.2; 1L = first line; mAb = monoclonal antibody;, PD-L1 = programmed death-ligand*

12

Notes: GEC = gastroesophageal cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; mFOLFOX6 = standard of care chemotherapy regimen; nivo = nivolumab; Q2W = every two weeks; Giva = givastomig; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival; 1L = first line; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2 Givastomig Development Plan: Phase 1b Study Design in Combination with Nivolumab + Chemotherapy Eligibility: 1L unresectable or metastatic GEC/GEJ/EAC HER2-negative CLDN18.2 ≥1+ on ≥1% of tumor cells PD-L1 all comers Sites: All U.S.-based Endpoints: Primary: Safety Secondary: Response rate: ORR, BoR, DoR Survival: PFS, OS PK/PD/exposure Dose Escalation Lead-In (n=5) Dose Escalation (n=17) Dose Expansion (n=42) Dose Escalation (n=6) Giva 12 mg/kg + nivo + mFOLFOX6 Q2W Dose Escalation (n=6) Giva 8 mg/kg + nivo + mFOLFOX6 Q2W Giva 5 mg/kg + nivo + mFOLFOX6 Q2W Dose Expansion 8 mg/kg (n=21) Giva 8 mg/kg + nivo + mFOLFOX6 Q2W Dose Expansion 12 mg/kg (n=21) Giva 12 mg/kg + nivo + mFOLFOX6 Q2W

Phase 1b dose escalation data release: ESMO GI 2025, oral session First Evidence of Efficacy in Dose Escalation Cohorts ORR: % (n) Biomarker All Escalation (n=17) Cohorts Selected for Expansion (8 & 12 mg/kg, n=12) Total 71 (12/17) 83 (10/12) PD-L1 ≥5 82 (9/11) 89 (8/9) <5 50 (3/6) 67 (2/3) ≥1 73 (11/15) 82 (9/11) <1 50 (1/2) 100 (1/1) CLDN18.2 ≥ 75 67 (8/12) 78 (7/9) < 75 80 (4/5) 100 (3/3) ORR: % (n) PD-L1 ≥ 5 PD-L1 < 5 CLDN18.2 ≥ 75 80 (8/10) 0 (0/2) CLDN18.2 < 75 100 (1/1) 75 (3/4) CPS 5 0 1 30 40 5 30 5 10 2 8 3 10 20 10 0 3 CLDN 99 60 95 75 90 100 60 90 98 100 90 7 98 96 90 30 1 Givastomig + Nivolumab + mFOLFOX6 Achieved an ORR of 71% in Combination with Immuno-chemotherapy Encouraging data in Claudin 18.2 low patients with favorable tolerability Notes: Data cutoff as of May 15, 2025; PD-L1 assays:22C3 pharmDX, or local test; CLDN: Ventana SP455 or 43-14A ESMO = European Society of Medical Oncology Congress; ORR = objective response rate; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; SD = stable disease; PR = confirmed partial response; CPS = combined positive score; CLDN = Claudin 18.2

Feature(s) 8 mg/kg (n=27) Giva combo 12mg/kg (n=27) 12 mg/kg (n=27) 8 mg/kg or 12 mg/kg (n=54) Age Median (y) 64 58 61 Gender Male 63% 41% 52% Female 37% 59% 48% Race Asian 15% 11% 13% White 59% 63% 61% Black 7% 11% 9% NR 19% 15% 17% ECOG PS 0 52% 48% 50% 1 48% 52% 50% 2 0% 0% 0% NR 0% 0% 0% CLDN18.2 ≥ 75 63% 44% 54% < 75 33% 56% 44% NR 4% 0% 2% PD-L1 ≥ 1 89% 63% 76% < 1 11% 37% 24% NR 0% 0% 0% MSI High 4% 4% 4% Notes: Data cutoff as of December 2, 2025, NR = Not Reported; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; ECOG PS = Eastern Cooperative Oncology Group performance status, MSI = microsatellite instability Givastomig Combination Dose Escalation and Expansion Baseline Patient Characteristics

# Expansion Data Confirm Prior Efficacy Signals Observed in Escalation

NovaBridge

| Cohort / Study: | Givastomig Phase 1b Combination | | | CHECKMATE-649[3] | SPOTLIGHT[4] | ILUSTRO[6] |
|---|---|---|---|---|---|---|
| | 8 mg/kg esc + exp (*n=27*) | 12 mg/kg esc + exp (*n=27*) | 8 & 12 mg/kg esc + exp (n=53) | mFOLFOX6 / CapeOX + Nivo (*n=789*) | mFOLFOX6 + Zolbe (*n=283*) | Zolbe+Nivo+ Chemo (n=77) |
| **Efficacy-evaluable** (n)[1] | 26 | 26 | 52 | | | 71 |
| | | | | | | |
| **ORR** % (n) | 77 (20/26) | 73 (19/26)[2] | 75 (39/52) | 47 | NA | 62 (36/58)[5] |
| | | | | | | |
| **PD-L1 CPS ≥ 1** | 74 (17/23) | 75 (12/16) | 74 (29/39) | 49 | NA | NA |
| **PD-L1 CPS < 1** | 100 (3/3) | 70 (7/10) | 77 (10/13) | 38 | NA | NA |
| | | | | | | |
| **CLDN18.2 ≥ 75** | 76 (13/17) | 67 (8/12) | 72 (21/29) | NA | 40 | 68 (32/47) |
| **CLDN18.2 1-74** | 78 (7/9) | 79 (11/14) | 78 (18/23) | NA | NA | NA |
| **CLDN18.2 50-74** | NA | NA | 78 (7/9) | NA | NA | 40 (4/10) |
| | | | | | | |
| **DCR** % (n) | 96 (25/26) | 100 (26/26) | 98 (51/52) | NA | NA | NA |

**8 mg/kg esc + exp (*n=26*)**

| ORR: % (n) | PD-L1 ≥ 1 | PD-L1 < 1 |
|---|---|---|
| **CLDN18.2 ≥ 75** | 73 (11/15) | 100 (2/2) |
| **CLDN18.2 < 75** | 75 (6/8) | 100 (1/1) |

**12 mg/kg esc + exp (*n=26*)**

| ORR: % (n) | PD-L1 ≥ 1 | PD-L1 < 1 |
|---|---|---|
| **CLDN18.2 ≥ 75** | 71 (5/7) | 60 (3/5) |
| **CLDN18.2 < 75** | 78 (7/9) | 80 (4/5) |

***Patients with PD-L1 Low and CLDN18.2 Low: ORR of 83% (5/6)***

1. *Efficacy evaluable = at least one evaluable on-treatment scan*
2. *Includes three subjects ongoing with unconfirmed partial responses still on treatment*
3. *Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40*
4. *Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668*
5. *Biomarker data were not available for all 58 patients*
6. *Shitara et al. 2026*

*Notes: Data cutoff as of December 2, 2025. NA = data not available; ORR = objective response rate; CLDN18.2 = Claudin 18.2; DCR = disease control rate; esc = escalation; exp = expansion;PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN18.2 Low = CLDN18.2 < 75%; PD-L1 Low = CPS < 1.* ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

16

Biomarker Key: PD-L1 CPS < 5 or CLDN18.2 < 75 51/52 Subjects Experienced Tumor Shrinkage Notes: Data cutoff as of December 2, 2025. PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN = Claudin 18.2;; CLDN18.2 = Claudin 18.2; SD = stable disease; uPR = unconfirmed partial response; PR = confirmed partial response; PD = progressive disease; CR = complete response

Rapid Responses That Deepen Over Time Dose level 8 mg/kg (n=26)1 12 mg/kg (n=26)2 Median time to response (mo., Min, Max) 1.8 (1.3, 7.5) 2.5 (1.5, 5.4) PD-L1 CPS ≥ 1 1.8 (1.3, 7.5) 1.8 (1.5, 3.9) PD-L1 CPS < 1 5.7 (1.7, 5.7) 3.6 (1.9, 5.4) CLDN18.2 ≥ 75 1.9 (1.5, 5.7) 1.8 (1.7, 3.9) CLDN18.2 < 75 1.7 (1.3, 7.5) 3.1 (1.5, 5.4) 8 mg/kg 12 mg/kg One patient at 8 mg/kg lost to follow up One patient at 12 mg/kg not evaluable for response Notes: Data cutoff as of December 2, 2025. PD-L1 = programmed death-ligand 1; CPS = combined positive score; CLDN18.2 = Claudin 18.2

# Promising Progression Free Survival Data Observed

NovaBridge

**Phase 1b PFS in efficacy evaluable patients**
**Based on patients in the dose escalation and dose expansion cohorts**

| Cohort / Study: | Givastomig Phase 1b Combination Study | | | CHECKMATE-649[2] | SPOTLIGHT[3] | ILUSTRO[4] |
|---|---|---|---|---|---|---|
| | 8 mg/kg esc + exp (*n=27*) | 12 mg/kg esc + exp (*n=27*) | 8 & 12 mg/kg esc + exp (n=54) | mFOLFOX6 / CapeOX + Nivo (*n=789*) | mFOLFOX6 + Zolbe (*n=283*) | Zolbe+Nivo+ Chemo (n=77) |
| **Efficacy evaluable patients** (n) | 26 | 27[1] | 53 | | | 71 |
| **Median follow-up** (months) | 10.7 | 6.8 | 8.0 | | | |
| **Events** n (%) | 12 (46%) | 5 (19%) | 17 (33%) | | | 31 (44%) |
| **Censored** n (%) | 14 (54%) | 22 (81%) | 36 (68%) | | | 40 (56%) |
| **Median PFS** (months, 95% CI) | **16.9 (6.8, NA)** | **7.7 (6.9, NA)** | **16.9 (7.4, NA)** | 7.7 (7.1, 8.5) | 10.6 (8.9, 10.3) | 14.8 (8.3, NA) |
| **6-month PFS rate** (95% CI) | 73% (51.7, 86.2) | 91% (69.0, 97.7) | 82% (67.6, 90.0) | | | 73 (NA) |
| **DOR** (months, 95% CI) | 15.2 (5.6, NA) | NA | 15.2 (6.0, NA) | | | |
| **Patients remaining on study** | 11 | 18 | 29 | | | |

1. *The 12 mg/kg cohort includes one additional patient for survival analysis who was ineligible for response analysis*
2. *Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40*
3. *Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668*
4. *Shitara et al. 2026*

*Notes: Data cutoff as of December 2, 2025. PFS = progression free survival; DOR = duration on response; NA = not yet reached.* ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

19

11 patients remain on treatment at 8 mg/kg 18 patients remain on treatment at 12 mg/kg1 Duration of Study Treatment – 29 Patients Remain on Treatment (n=53) The 12 mg/kg cohort includes one additional patient for survival analysis who was ineligible for response analysis Notes: Data cutoff as of December 2, 2025. CPS = combined positive score; CLDN = Claudin 18.2; SD = stable disease; PR = partial response; PD = progressive disease; MSI = microsatellite instability

Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons. Efficacy Breakdown of Givastomig vs. Zolbetuximab in 1L GEC (ILUSTRO) Givastomig Efficacy Comparisons in Combination with nivolumab + FOLFOX Inclusion of CLDN high patients (≥75%) Inclusion of CLDN intermediate patients (≥ 50% - 74%) Inclusion of CLDN low patients (1% - 49%) ORR > 70% in all patients mPFS > 16 months in ITT 6-month landmark PFS > 80% in all patients 12-month landmark OS > 60% Zolbetuximab

# Givastomig Safety: Comparable to Other 1L Combinations in GEC

NovaBridge

| Cohort/Study | Givastomig Phase 1b Combination Study | | CHECKMATE-649[1] | SPOTLIGHT[2] | ILUSTRO[3] |
|---|---|---|---|---|---|
| | **8 mg/kg (*n=27*)** | **12 mg/kg (*n=27*)** | **mFOLFOX6 / CapeOX + Nivo (*n=782*)** | **mFOLFOX6 + Zolbe (*n=279*)** | **Zolbe+Nivo+ Chemo (n=77)** |
| **TEAE** | | | | | |
| All Grades | 100% | 100% | NA | >99% | 98.7% |
| ≥ Grade 3 | 70% | 70% | NA | 87% | 66.2% |
| **TRAE any drug** | | | | | |
| All Grades | 100% | 100% | 94% | 99% | 98.7% |
| ≥ Grade 3 | 56% | 56% | 60% | 79% | NA |
| **TRAE any drug → CLDN agent withdrawn** | | | | | |
| All Grades | 22% | 11% | NA | 20% | 5.2% (TEAE) |
| **TRAE any drug → any drug withdrawn** | | | | | |
| All Grades | 41% | 26% | 36% | 14% | 49.4% (TEAE) |
| **TRAE leading to death** | **0%** | **0%** | **2%** | **5%.** | **NA** |
| **SAE all causality** | | | | | |
| All Grades | 59% | 41% | 54% | 45% | 37.7% |
| **SAE related any drug** | | | | | |
| All Grades | 19% | 19% | 22% | NA | 23.4% |

1. *Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40*
2. *Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668; VYLOY [package insert]. Northbrook, IL: Astellas Pharma US, Inc..*
3. *Shitara et al. 2026*

*Notes: Data cutoff as of December 2, 2025. TEAE = treatment emergent adverse event; TRAE = treatment related adverse event; 1L = first line; GEC = Gastroesophageal cancer; SAE = serious adverse event* ***Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

22

Givastomig Safety Profile Suitable for Combination in 1L Gastric Cancer Most common givastomig-related TRAEs were nausea, vomiting, and fatigue, with Grade 3 incidence of these AEs ≤11% Most common any drug-related TRAEs were fatigue, nausea, neutropenia Grade 3 incidence was low in each cohort (8 mg/kg and 12 mg/kg, respectively): fatigue (7%, 11%) nausea (7%, 4%) neutropenia (26%, 26%) Only Grade 4 TRAE was neutropenia (4% at 8 mg/kg and 7% at 12 mg/kg) No Grade 5 TRAEs were reported Immune-related gastritis was observed in 33% of patients Grade 3 in 4% of patients dosed at 8 mg/kg and 15% of patients dosed at 12 mg/kg) Typically occurred after tumor response, clinically manageable with medications and treatment interruption Associated with improved clinical outcomes: ORR, PFS and OS

Givastomig is an investigational early-phase therapy. Information in the tables above is not intended to be a direct comparison to approved treatments. The comparisons in the tables above are not based on data from head-to-head trials. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons. Givastomig Demonstrated BIC Potential in 1L GEC Comparison of Giva + immunochemotherapy vs. Zolbe + immunochemotherapy (ILUSTRO study) Coverage: Givastomig Provides the Broadest Coverage in CLDN18.2 asset class Givastomig combinations most inclusive CLDN18.2 ≥1% at ≥1+ intensity Efficacy observed across all PDL1 levels, including PD-L1 <1% Zolbetuximab combinations limited to CLDN18.2 ≥75% at ≥2+ intensity of staining Efficacy: Givastomiag Provides Superior Efficacy in 1L Gastric Cancer ORR: 75% for Givastomig vs 62% for Zolbetuximab Median PFS: 16.9 Months for Givastomig vs 14.8 for Zolbetuximab Safety: Givastomig showed improved/comparable safety to zolbetuximab Givastomig more tolerable in Phase 1 than zolbetuximab in global Phase 3 SPOTLIGHT study (69% non-Asian) Givastomig similar safety profile to zolbetuximab in single arm ILUSTRO study (70% Asian) Gastritis unique to givastomig/nivolumab/mFOLFOX combination Immune-related, occurred in 33% of patients, typically after tumor response. Clinically manageable, associated with improved clinical outcomes (ORR, landmark PFS and OS)

# Givastomig Clinical Development Plan

NovaBridge

## Randomized Phase 2 Study Design of Givastomig Combined with Immuno-chemotherapy with PFS Data Expected in 2027

### Global Randomized Phase 2 Study

**Study Design:**
- Multi-center, three-arm randomized Phase 2 study
- **Enrolling globally**

**Eligibility:**
- 1L unresectable or metastatic GEC/GEJ/EAC (GEA)
- HER2-negative
- **CLDN18.2 ≥ 1+ on ≥ 1% of tumor cells**
- **PD-L1 CPS ≥ 1**

**Stratification:**
- mFOLFOX6 vs. CapeOX
- CLDN18.2 (above and below 75%)
- CLDN18.2 ≥75% capped at 50%

**Endpoints:**
- **Primary:** PFS
- **Secondary:** ORR, OS, DoR, DCR
- Safety, Biomarker

*n=180* 1:1:1

**Arm 1 *(n=60)***

**Giva 8 mg/kg** + nivolumab + mFOLFOX6 Q2W

(or for Q3W – Giva 12 mg/kg + nivolumab + CapeOX)

**Arm 2 *(n=60)***

**Giva 12 mg/kg** + nivolumab + mFOLFOX6 Q2W

(or for Q3W – Giva 18 mg/kg + nivolumab + CapeOX)

**Control Arm *(n=60)***

nivolumab + mFOLFOX6 Q2W

(or for Q3W – nivolumab + CapeOX)

## Overall Clinical Development Plan

| Program | Phase 1 | Phase 2 | Phase 3 | Anticipated Milestones |
|---|---|---|---|---|
| Gastric Cancer CLDN18.2+ | 1L Dose Expansion (Giva + Nivo + Chemo) | | | Topline Data Jan-2026 |
| | 1L Randomized Phase 2 (Giva + Nivo + Chemo) vs. (Nivo + Chemo) | 1L Randomized Phase 2 (Giva + Nivo + Chemo) vs. (Nivo + Chemo) | | FPI Q1 2026 |
| | 1L CLDN18.2 Low and PD-L1 Low (Giva + Chemo ± Nivo) | | | FPI Q4 2025 |
| | IIT – Neoadjuvant Locally Advanced (Giva + CPI + Chemo) | | | FPI 2H 2026 |
| Other GI Malignancies CLDN18.2+ | 1L BTC (Giva + CPI + Chemo) | | | FPI 1H 2026 |
| | 1L PDAC (Giva + Chemo) | | | FPI 1H 2026 |

25

*Notes: 1L = first line; IIT = investigator-initiated trials; nivo = nivolumab; CLDN18.2 Low = CLDN18.2 < 75%; PD-L1 Low = CPS < 1; CPI = checkpoint inhibitor; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; FPI = first patient in; GEC = Gastroesophageal cancer; GI = gastrointestinal; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; Q2W = every two weeks; Q3W = every three weeks; Giva = givastomig; ORR = objective response rate; DoR = duration of response; DCR = disease control rate; PFS = progression free survival; OS = overall survival; PD-L1 = programmed death-ligand 1; CPS = combined positive score*

# Expansion Data Reinforces Givastomig's Best-in-Class Potential


CLDN18.2
4-1BB scFv

- Robust efficacy, with **77% ORR observed at 8 mg/kg and 73% ORR observed at 12 mg/kg**
- **Responses** observed **across a wide range of PD-L1 and CLDN18.2** expression levels
- Durable responses with **16.9-month mPFS observed at 8 mg/kg**
- **Well tolerated** in combination with immunochemotherapy, **without dose dependent toxicity**
- **Broad potential in gastric cancer** and other CLDN18.2+ tumors such as PDAC and BTC
- **Detailed Phase 1b expansion data to be presented at a medical conference in 2026**

*Notes: Data cutoff as of December 2, 2025. scFv = single chain Fragment-variable region; ORR = objective response rate; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; mPFS = median progression free survival*

26

# Significant Market Opportunity in Gastric Cancer and Beyond

NovaBridge

## Gastroesophageal Cancer (GEC)

Promising peak sales potential

Currently, **~180k**[1] patients diagnosed with 1L gastric cancer US/EU5/Japan, among which **~105k**[2,3] **cases are HER2-negative & CLDN18.2-positive**

**1L HER2-negative GEC Therapeutic Landscape**



100%
10%
1%
PD-L1 CPS
Givastomig Potentially FIC & BIC
Givastomig Potentially BIC
Zolbetuximab4
>1%
≥75%
CLDN18.2 Level

## Total Addressable Market by 2030

% as prevalence of CLDN18.2 expression

| | | |
|---|---|---|
| **Metastatic Gastric Cancer** | **~$12Bn**[4] | **>70%**[6] |
| **1L Pancreatic Ductal Adenocarcinoma** | **~$3.7Bn**[5] | **60-85%**[6] |
| **1L Biliary Tract Carcinoma** | **~$1.2Bn**[5] | **~70%**[6] |

**Estimated global peak sales**[7] **of givastomig**

**~$3Bn**

1L GEC Only

**~$5Bn**

Across 1L GEC / BTC / PDAC

1. *Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker, based on 1L treatment*
2. *HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER-2 screening data from ToGA: targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84*
3. *CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035*
4. *Markets include U.S., five E.U. countries, and Japan by 2030 for potential sales based on Data Monitor Biomed Tracker*
5. *Based on Frost & Sullivan – Internal Report, on file*
6. *Ventana Assay Validation Report – Internal Report, on file*
7. *Potential peak sales numbers shown do not consider gross-to-net, probability of success adjustments, or revenue splits. Includes only U.S., five E.U. countries, and Japan*

*Notes: 1L = first line; IO = immuno-oncology; FIC = first-in-class; BIC = best-in-class;; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2; CPS = combined positive score; BTC = biliary tract carcinoma; PDAC = pancreatic ductal adenocarcinoma*

27

Ophthalmology Program VIS-101

# Visara is Led by an Exceptional and Experienced Leadership Team

NovaBridge

## Transaction Structure


NovaBridge
AffaMed
ESOP
65%
30%
5%
Visara, Inc.

- NovaBridge contributed **cash** in exchange for **65% of the equity interest in Visara**
- AffaMed contributed its **rights and interests in VIS-101** to Visara in exchange for **30% of the equity interest in Visara**
- The remaining 5% equity interest in Visara reserved for an ESOP
- **VIS-101-related ownership rights are shown above**

## NewCo Leadership



**Emmett Cunningham MD, PhD, MPH**

*Co-Founder and Executive Chairman*

- **World-renowned ophthalmologist; Former Senior Managing Director, Blackstone Group**
- **25+ years** of experience as an entrepreneur and investor
- **Co-founder of 5+ companies**, with a track record of serial entrepreneurial successes (IPO or acquired by MNCs)
- Internationally recognized specialist in infectious and inflammatory eye disease with over **450 publications**
- Led the development of **Macugen®: a first-in-class VEGF-A inhibitor for AMD and DME**



**Cadmus Rich, CPE**

*Chief Medical Officer*

- **18+ years** experience as an Executive level R&D professional with deep ophthalmology experience at **multiple pharmaceutical and biotechnology companies** including Lassen Therapeutics, Aura Biosciences and Alcon
- Strong experience working with **FDA, EMA and MHRA** on multiple, varied research and development projects



**Carlos Quezada-Ruiz MD, FASRS**

*SAB Chairman*

- **25+ years** experience in ophthalmology holding various roles as a vitreoretinal surgeon, translational science & drug development executive, clinical R&D & TA head
- Most recently was the **medical lead for VABYSMO® at Roche, and played a pivotal role in the global development and approvals** of VABYSMO® and SUSIVMO®, leading design, execution, readouts, fillings and launch

29

# VIS-101: Best-in-Class VEGF × Ang-2 Bispecific for Significant Ophthalmology Diseases with High Unmet Needs

**A novel VEGF × Ang-2 bsAb with the potential to emerge as a leading therapeutic option for multiple retinal indications that could lead to vision loss, including wet AMD, DME, and retinal vein occlusion**

- Current standard of care predominantly involves anti-VEGF therapies, significant unmet medical needs remain
- 30%-50% patients exhibit an inadequate response to available treatments
- Frequent injection requirements compromise long-term adherence, and patients may experience a reduction in therapeutic response over time or insufficient treatment durability

A novel bsAb **bioengineered with best-in-class potential** by targeting VEGF × Ang-2 that features **twice** the binding sites of the benchmark product, delivering superior binding and blocking activity



Anti-VEGF-A
Modified Fc
Anti-Ang-2

VIS-101 demonstrated superior VEGF × Ang-2 inhibitory activity compared to the benchmark product

- **2- and 6-fold increases** in binding activity for VEGF and Ang-2
- **2- and 16-fold increases** in inhibitory activity

- Increases in durability have rapidly propelled revenue growth for successive generations of agents (ELYEA HD and VABYSMO)
- Phase 2a clinical findings suggest VIS-101 has the potential to become a more potent, second- and best-in-class VEGF × Ang-2 agent with superior durability

***Increased revenue of anti-VEGF-A ophthalmology drugs correlated with superior pharmacokinetic inhibition and improved clinical durability***

| | | Revenue 2y from Launch |
|---|---|---|
| LUCENTIS® | Q4W | $1.8Bn |
| EYLEA® | Q8W | $2.8Bn |
| VABYSMO® | Q8-16W | $4.4Bn |
| EYLEA HD® | Q8-16W | $1.5Bn |

**VIS-101 Next-Gen SOC**
- **Q20-24W (longer durability)**
- **Less priming dose**
- **Efficacy on pre-treated patients**

*Source: Global data & Evaluate Pharma; sales revenue forecasts for LUCENTIS®, EYLEA®, VABYSMO® and EYLEA HD®*

30

# China Randomized Phase 2 Interim Analysis Shows Best-in-Class Potential

NovaBridge

### 6mg VIS-101 - BCVA changes from baseline 50% Naïve, 50% Pre-Treated



Treatment Free: 16 weeks
BCVA (ETDRS Letters)
Longer durability
Effective on pre-treated patients
Naïve
Pre-Treated
Less priming dose
3 Intravitreal injections
Follow-up ongoing up to 28 weeks post last injection

| *Patients (n): interim Analysis, study ongoing (results available in Q1 2026)* | | | | | | | |
|---|---|---|---|---|---|---|---|
| Naïve | 12 | 12 | 12 | 11 | 11 | 7 | 7 |
| Pre-treated | 12 | 12 | 12 | 12 | 12 | 11 | 6 |
| **6mg-Subtotal** | **24** | **24** | **24** | **23** | **23** | **18** | **13** |

### 6mg Faricimab (STAIRWAY Phase 2) 100% Naïve Patients



Treatment Free: 12 weeks
Adjusted mean BCVA change from baseline, ETDRS letters
Faricimab, 6.0 mg, every 16 wk
Faricimab, 6.0 mg, every 12 wk
Ranibizumab, 0.5 mg, every 4 wk
Q12W or Q16W
Faricimab: 4 Intravitreal injections

| *Patients (n): treatment naïve patients – no rescue allowed* | | | | | | | | *# no disease activity @W24* |
|---|---|---|---|---|---|---|---|---|
| Ranibizumab | 16 | 16 | 15 | 16 | 16 | 16 | 16 | 15 |
| Faricimab Q12W | 24 | 24 | 24 | 23 | 23 | 23 | 23 | 17 |
| Faricimab Q16W | 31 | 31 | 30 | 30 | 30 | 30 | 30 | 19 |

### Clinical Plan of VIS-101

*Wet AMD*

*Q1 2026: Phase 2 topline data*

*By end of 2026: Phase 3 ready*

*2028: Randomized Phase 3 trial readout*

BLA filing

- In an ongoing randomized Phase 2 trial, twelve wet AMD treatment-naïve patients and twelve patients previously treated with VEGF received three loading doses of VIS-101 (3mg and 6mg) via intravitreal injection
- Interim analysis shows rapid vision improvement sustained for more than 16 weeks, suggesting better durability than the benchmark product
- Topline study results, including long-term (24+ week) durability data,from randomized, monotherapy Phase 2 study in wet AMD expected in Q1 2026

*Notes: Faricimab data source: Khanani et al., The STAIRWAY Phase 2 Randomized Clinical Trial. JAMA Ophthalmol. 2020 Sep 1;138(9):964-972.**The comparisons in the tables and graphs above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

31

Other Oncology Programs Ragistomig Uliledlimab

# Ragistomig: A Potential Next-Generation Immuno-oncology Backbone for Cancer Treatment

## Novel Bispecific PD-L1 x 4-1BB with Differentiated Molecular Design

### Key Differentiators



PD-L1 IgG
4-1BB scFv

- **Highly differentiated PD-L1 and 4-1BB bsAb molecule design**
- **Reduced cytokine release and lower hepatic and systemic immunotoxicity**
- **Higher specificity for 4-1BB binding**

### Compelling Clinical Data in Phase 1, Including Significant Checkpoint Inhibitor Exposed Patients

| | Ragistomig[1] | Acasunlimab (GEN1046)[2] |
|---|---|---|
| **Diagnosis** | Advanced or refractory solid tumors | Advanced or refractory solid tumors |
| **Treatment** | Monotherapy<br>0.7 mg – 10 mg/kg, Q2W | Monotherapy<br>25 –1,200 mg, Q3W |
| **Efficacy Evaluable** | 26 (sum of 3 mg/kg and 5 mg/kg) | 61 (25 – 1,200 mg)<br>30 (80 – 200 mg) |
| **ORR** | **26.9% (7/26)** | 6.6% (4/61)<br>13.3% (4/30, 80 – 200 mg) |
| **Prior PD-(L)1 exposure of responders** | **71.4% (5/7)** | 50% (2/4) |
| **DCR (CR+PR+SD)** | **69.2% (18/26)** | 65.6% (40/61) |
| **Safety** | **24.5% (13/53)**<br>Grade 3 AST / ALT | 10% Grade 3 AST / ALT |

**Ragistomig Differentiation**

- Potential BIC PD-L1 x 4-1BB with better ORR data in Phase 1 as monotherapy
- Compelling clinical data in checkpoint inhibitor relapsed/refractory and PD-(L)1 naïve patients

### Safety Data in Phase 1 Trial

| | All Grades | Grade≥3 |
|---|---|---|
| Any TRAE | 40 (75.5%) | 22 (41.5%) |
| TRAE in >= 10% of patients | | |
| ALT Increased | 17 (32.1%) | 12 (22.6%) |
| AST Increased | 16 (30.2%) | 11 (20.8%) |
| Pyrexia | 8 (15.1%) | 1 (1.9%) |
| Nausea | 7 (13.2%) | - |
| Rash | 7 (13.2%) | 2 (3.8%) |
| Fatigue | 6 (11.3%) | 1 (1.9%) |
| Platelet Count Decreased | 6 (11.3%) | 1 (1.9%) |

1. *ASCO 2024 poster*
2. *Cancer Discovery 2022*

*Notes: **The comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons.***

*bsAb = bispecific antibody; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks; BIC = best-in-class; PD-L1 = programmed death-ligand 1; TRAE = treatment related adverse event*

33

# Uliledlimab: A Potential Best-in-Class CD73 Therapeutic

## Key Differentiators


Anti-CD73

**Complete inhibition of CD73 in a typical dose-response curve without the "hook effect" vs. other mAbs**

**Non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, offering a clear edge over small molecules**

**Patient selection based on CD73 expression supported by clinical data, with a demonstrated safety profile comparable to CPI monotherapy studies**

## Dose-dependent CD73 Inhibition without the "Hook Effect"


CD73 dimer
Uliledlimab
CD73 Enzyme Activity Inhibition
Uliledlimab Concentration


CD73 dimer
Oleclumab
CD73 Enzyme Activity Inhibition
Oleclumab Concentration

## Uliledlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity

**Phase 2 ORR Data from Front-line NSCLC Cohort[1]**

| ORR% (n) | PD-L1 All | PD-L1≥1% |
|---|---|---|
| $CD73^{High}$ | 53% (10/19) | 63% (10/16) |
| $CD73^{Low}$ | 18% (8/45) | 20% (5/25) |
| Pembro (KN-042) PD-L1≥1% | NA | 27% (174/637) |

**Safety Observations for Uliledlimab, Administered to >200 Patients in Combination Studies with CPIs**

**Safety profile of combination comparable to CPI monotherapy studies**

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

*1. Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients.*

*Source: AACR2021*

*Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences / Coherus Biosciences)*

34

Financial Overview and Upcoming Catalysts

Financial Overview No outstanding debt Cash, cash equivalents & short-term investments To support planned operations $228.3 million1 Runway to Q4 2028 Unlevered balance sheet Represents consolidated cash balances of NovaBridge and Visara subsidiaries as of September 30, 2025

# Near-term Catalysts

NovaBridge

**Clinical Development**

**1Q26**

**Giva** – Initiate randomized global Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1 and have the first patient enrolled

**1H26**

**Giva** – Initiate additional Phase 1b cohorts for 1L treatment of BTC in combo with chemo + PD-L1 and have the first patient enrolled

Initiate additional Phase 1b cohorts for 1L treatment of PDAC in combo with chemo and have the first patient enrolled

**End of 2026**

**VIS-101** – Ready to initiate Phase 3 study

**2H27**

**Giva** – Complete Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1

**Data Readout**

**1Q26**

**Giva** – Topline data of dose expansion cohorts from Phase 1b study for 1L treatment of GEA in combo with chemo + PD-1

**VIS-101** – Topline data from randomized monotherapy Phase 2 study in wet AMD

**2H26**

**Ragi** – Topline data from Phase 1b study for late-line treatment of solid tumors in combo with PD-(L)1

**Uli** – PFS data from Phase 1b/2 study for late-line treatment of NSCLC in combo with PD-(L)1 ± chemo

**End of 2026**

**Giva** – Presentation of dose expansion Phase 1b combination data at major medical meeting

**2H27**

**Giva** – PFS data from Phase 2 study for 1L treatment of GEA in combo with chemo + PD-1

*Notes: 1L = first line; GEA = Gastroesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; NSCLC = non-small cell lung cancer; Wet AMD = wet age-related macular degeneration; DME = diabetic macular edema; PD-(L)1 = inhibitors of PD-L1 or PD-1; PFS = progression free survival*

37

Research and Development

# Our Research and Development Capabilities

## Strong R&D Team with Proven Clinical Development Capabilities

**Phillip Dennis**
**MD, PhD**
*Chief Medical Officer*
27

**Claire Xu**
**MD, PhD**
*Senior Vice President, Clinical Development*
17

**Peter Sabbatini**
*Senior Director, Clinical Biomarkers*
10+

**Xuejun Liu**
*Executive Director, Translational Medicine*
10+

**Elizabeth Lindner**
*Executive Director, Clinical Operations*
10+

# Years of Industry Experience

- Extensive and proven clinical development expertise in **early- and late-stage oncology drug development**
- Well-positioned to effectively develop compounds through clinical strategies that **maximize asset value at the PoC stage**

## Proven Capability to Swiftly Assemble a World-class R&D team

**Recent Appointment of Distinguished Ophthalmology Leaders for Visara**

**Emmett Cunningham**
**MD, PhD**
*Co-Founder and Executive Chairman of Visara*

**Cadmus C. Rich**
**MD, MBA**
*Chief Medical Officer of Visara*

**Carlos Quezada-Ruiz**
**MD**
*Chair of the Scientific Advisory Board of Visara*

### Key Drivers

- Compelling opportunity of assets attracting seasoned leaders
- Strong commitment to build a world-class organization
- Extensive industry resources backed by CBC Group

## Established Talent Pool with Outstanding Achievements

### Capabilities

**A broad spectrum of R&D functionalities**

| | |
|---|---|
| Clinical Development | Clinical Biomarkers |
| Translational Medicine | Clinical Operations |

**Highly qualified R&D professionals with advanced scientific and medicine degrees**

**47%** of R&D Members hold Doctorate Degree

**Deep and extensive experience in drug development**

**Over 10 years** of industry experience for each R&D member

### Achievements

**4**
**Clinical-stage Programs**

Innovative Drug Assets with **Global Differentiation Proposition**

**Rapidly-assembled world-class team of Visara**

**71**
Registered Patents

**77**
Patents under Application

39

Strategic Advantages

Asia’s largest and most impactful healthcare-dedicated asset manager Investor-Operator approach Build deep expertise in value-creation levers and hands-on portfolio management, securing significantly greater exposures to top-tier assets compared with peers CBC is well positioned with global resources and validated recipe for fast scaling healthcare companies Partnering with the world's top scientists and entrepreneurs, CBC's unique investor-operator approach has empowered leading global healthcare companies to widen access to quality and affordable medical care, catalyze innovations worldwide, and provide better healthcare for all AUM US$10.5b, Buy-out investment US$3.5b One of the largest and most dynamic healthcare ecosystems across all major healthcare verticals: 30+ healthcare portfolio companies , 20+ controlled healthcare companies, 40+ innovative drug pipeline assets and 20+ early-stage pipeline assets 40+ BD deals within the last 5 years with 20+ global MNCs and partners with assets at different stages of development and transaction types Global talent pool with 100+ senior operating talents, 2,000+ candidates and 1,000+ experts available Proper governance Learn together with management while ensuring proper governance to drive the right behaviors and manage risk Talent warehousing Build and maintain a robust network of experienced science / operating partners Extensive global network and coverage Leverage dynamic healthcare ecosystems to identify high potential assets and valuable investment targets worldwide Intra-Portfolio integration Maximize synergies within expansive portfolio and consolidate at arm’s length manner CBC is a Steadfast Investor-Operator Differentiating from Peers

Regional Coverage Leads Sean LU Senior Managing Director Greater China Billy CHO Senior Managing Director Korea Vijay KARWAL Managing Director SEA Global Investment Team Managing Directors Directors / Vice Presidents Neo ZHANG Managing Director Hao YIN Managing Director Ray JIN Managing Director Qiuyi LIU Director Sangsoo KIM Director Sam LIAO Director Henry QU Vice President Mars LIN Director Paul QI Vice President Randy YEO Vice President Harry SUN Managing Director Denny CHU Managing Director US Japan Local-for-Local Approach with Centralized Underwriting Support Highly Experienced World-Class Team to Support Global Strategy

Ophthalmology Assets Small Molecule Oncology Assets Protein Conjugates & Novel ADCs Small Molecule Oncology Assets Transformative Drugs & Vaccines Neurology & Allergy Assets NeuroGen Pharma And more … Gastrointestinal Therapeutics Specialty & Respiratory Drugs Chronic & Critical-Care Medications Cellular Immunotherapies Aesthetic Medicine Assets CBC’s Leading Healthcare Ecosystem YTD # of Assets in Each BD Stage Identified Engaged 450 116 Active Pre-NBTS 39 NBTS & DD 13 DA 1 1 Deal Systematic Value Creation Driven by Vast and Dynamic Healthcare Ecosystem

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